For: B+H Ocean Carriers Ltd.

From: Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Unaudited Results for the First Quarterly Period Ended March 31, 2006

NEW YORK, NEW YORK, May 18, 2006. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) reported unaudited net income of $8.9 million or $1.26 per share basic and $1.22 per share diluted, for the three months ended March 31, 2006, compared to unaudited net income of $2.0 million, or $0.52 per share basic and $0.49 diluted, for the three months ended March 31, 2005. EBITDA for the three months ended March 31, 2006 was $13.2 million as compared to $4.9 million for the comparable period of 2005. Basic earnings per share calculations are based on weighted average shares outstanding of 7,087,785 and 3,854,145 respectively, for the three months ended March 31, 2006 and 2005. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,315,224 and 4,139,585 respectively, for the three months ended March 31, 2006 and 2005. The increase in the weighted average number of shares outstanding is due to the issuance of 3,243,243 shares in the Company’s $60 million Equity Offering in May 2005.

On April 12, 2006, the Company obtained a listing on the Oslo Stock Exchange.

      The following is a discussion of our financial condition and results of operations for the quarterly period ended March 31, 2006 and 2005. You should read this section together with the unaudited and audited consolidated financial statements for the periods mentioned above.

Quarter Ended March 31, 2006 (unaudited) versus March 31, 2005 (unaudited)

Revenues

Revenues from voyage, time and bareboat charters increased $7.8 million or 56% from the first quarter of 2005 to that of 2006. The increase is due to the vessel acquisitions made in 2005 and 2006. The Company, through wholly-owned subsidiaries, acquired four combination carriers and one Panamax product tanker in 2005 and one combination carrier in the first quarter of 2006. Other revenue of $0.9 million was earned in respect of the combination carrier acquired in 2006, in lieu of time-charter revenue, from the January 15, 2006 effective date of the purchase until the closing date.

Voyage Expenses

Voyage expenses decreased $0.6 million or 26% from 2005. The decrease is due to the fact that there were 155 voyage days during the three month period ended March 31, 2005 whereas there were only 34 voyage days during this period in 2006. The change is reflective of the Company’s deliberate shift of exposure from the spot market to time charter employment. The ship owner is responsible for the port, canal and fuel charges of a voyage charter but is not responsible for these costs when on either a time or bareboat charter.

Vessel Operating Expenses

Vessel operating expenses increased $0.8 million or 14% for the three month period ended March 31, 2006 versus the comparable period in 2005. This increase is the result of the increase in number of vessels comprising the Company’s fleet.

Depreciation and Amortization

The increase in depreciation and amortization of $1.4 million or 64% is due to the increase in the age, size and number of vessels comprising the Company’s fleet. The five vessels acquired during 2005 are considerably larger and younger on average than other vessels in the fleet and were therefore acquired at prices that are significantly higher than previous acquisitions. Therefore, the increase in depreciation is higher relative to the percentage increase in the number of vessels.

General and administrative expenses

Management fees increased by $0.1 million, or 50%, to $0.3 million for the three month period ended March 31, 2006 compared to $0.2 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred. Consulting, professional and other expenses increased $0.4 million or 60%. A portion of the increase is due to changes in the consulting arrangement with JV Equities. Costs for director and officers insurance, other consulting, travel and public relations also increased.

Interest expense and interest income

The $1.5 million (220%) increase in interest expense is due to the impact of an increase of  $44.7 million in debt for the acquisition of two vessels in the third and fourth quarters of 2005, a capital lease obligation related to the acquisition in 2006 and to a full quarter of the $102 million loan drawn down in February and March of 2005, which increase in debt was partly offset by the impact of scheduled loan repayments in 2005 and 2006.  The increase in interest income of $0.5 million is due to the fact that the Company’s average daily cash balance each month in the first quarter of 2006 was $62.6 million compared to an average daily cash balance of $10.2 million for the same period in 2005.

Equity in income of Nordan OBO II Inc.

Equity in income of Nordan OBO II Inc. of $0.4 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party, from the January 15, 2006 effective date of the acquisition through March 31, 2006. The terms of the transaction were based on a vessel value of $30.4 million and include a three-year charter which commenced in February 2006. The charter includes a 50% profit sharing arrangement above a guaranteed minimum daily rate.

Liquidity and Capital Resources

Cash at March 31, 2006, amounted to $46.9 million, a decrease of $13.9 million as compared to December 31, 2005. The decrease in the cash balance is attributable to outflows for investing activities of $17 million and financing activities of $ 9.2 million which were offset by net inflows from operations of $12.3 million.

The outflow for financing activities is primarily attributable to the payment of mortgage principal of $9.2 million.

The outflow for investing activities is attributable to an investment in a combination carrier for $3.64 million and the 50% investment in Nordan OBO II Inc. of $13.6 million. This was offset by an increase in the fair value of marketable securities of $0.2 million.

Annual Report on Form 20-F filed with the Securities and Exchange Commission

The Company also announced that it had filed its Annual Report on Form 20-F for the period ended December 31, 2005. Certain of the financial results were modified since the earnings release dated March 22, 2006 to reflect the financial reporting requirements of FTB 88-1 under US Generally Accepted Accounting Principles (“US GAAP”). The Company noted that FTB 88-1 requires that revenue recognition for three of its period time charters must be based on the average rate to be earned over the five year term of the charter parties, rather than the rates actually earned and paid by the charterer from year to year. The Company advised that for the year ended December 31, 2005, net income was $20.1 million and EBITDA was $36.8 million. Deferred income totaled $5.4 million and included $2.7 million of time charter revenue actually earned and paid in full during 2005, but which could not be recognized as revenue for the period under FTB 88-1. The Company said its cash position remained unchanged from that reported on March 22, 2006 and that the revenue adjustment was solely a bookkeeping matter.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of six medium range product tankers, six combination carriers and a 50% interest in another and one panamax product carrier. Twelve of the vessels are currently fixed on long-term time charters, which varied in original length of between one and five years. The remaining two vessels are operated in the spot market at this time.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s latest 6-K and press release reporting unaudited 2005 annual earnings and previous announcements, access the Company’s website: www.bhocean.com

Company Contact:  John LeFrere
          917.225.2800

B+H Ocean Carriers Ltd.
Consolidated Balance Sheets

	Unaudited	Audited	Unaudited
ASSETS	March 31, 2006	December 31, 2005	March 31, 2005
CURRENT ASSETS:
Cash and cash equivalents	$46,895,665	$60,827,651	$10,400,477
Marketable securities	474,857	567,566	217,472
Trade accounts receivable, less allowance for doubtful accounts of $229,000 and $137,000 in 2006 and 2005, respectively	1,701,449	2,258,572	996,247
Inventories	1,509,247	855,086	524,994
Prepaid expenses and other current assets	724,829	1,210,915	611,325
Total current assets	51,306,047	65,719,790	12,750,515

Vessels, at cost:
Vessels	286,004,104	249,067,385	206,873,197
Less - Accumulated depreciation	(38,492,364)	(34,900,653)	(33,796,265)
	247,511,740	214,166,732	173,076,932

Investment in Nordan OBO II Ltd	13,611,453	-	-
Other assets	1,509,281	1,536,764	1,292,796
Fair value of derivative asset	11,204,713	-	-

Total assets	$325,143,234	$281,423,286	$187,120,243

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,993,919	$4,025,919	$5,452,774
Accrued liabilities	2,992,891	1,747,909	3,443,906
Accrued interest	542,371	454,620	554,709
Current portion of mortgage payable	31,264,000	32,602,000	30,400,000
Deferred income	5,754,462	5,415,416	2,486,109
Other liabilities	292,410	59,836	173,690
Total current liabilities	43,840,053	44,305,700	42,511,188

Long term debt	141,998,472	117,063,472	98,165,472
Fair value of derivative liability	10,321,684	-	-

Commitments and contingencies	-	-	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 7,087,785 and 3,908,847 shares
outstanding as of March 31, 2006 and 2005, respectively	75,572	75,572	43,140
Paid-in capital	94,067,440	94,042,310	37,538,669
Retained earnings	38,836,880	29,905,939	11,825,700
Treasury stock	(3,996,867)	(3,969,707)	(2,963,926)
Total shareholders' equity	128,983,025	120,054,114	46,443,583
Total liabilities and shareholders' equity	$325,143,234	$281,423,286	$187,120,243

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Income

	For the three	For the three
	months ended	months ended
	March 31, 2006	March 31, 2005
Revenues:
Voyage, time and bareboat charter revenues	$21,627,730	$13,842,012
Other revenue	886,675	-
Total revenues	22,514,405	13,842,012

Operating expenses:
Voyage expenses	1,663,622	2,243,997
Vessel operating expenses, drydocking and survey costs	6,735,271	5,890,181
Vessel depreciation	3,591,712	2,187,754
Amortization of deferred charges	81,909	32,888
General and administrative:
Management fees to related party	262,741	175,478
Consulting and professional fees, and other expenses	1,071,168	671,066
Total operating expenses	13,406,423	11,201,364

Income from vessel operations	9,107,982	2,640,648

Other income (expense):
Equity in income of Nordan OBO II	431,810	-
Interest expense	(2,123,161)	(663,985)
Interest income	505,705	22,541
Gain on trading marketable securities	125,576	19,202
Gain on fair value of interest rate swap	883,029	-
Total other expenses, net	(177,041)	(622,242)

Net income	$8,930,941	$2,018,406

Basic earnings per common share	$1.26	$0.52

Diluted earnings per common share	$1.22	$0.49

Weighted average number of common shares outstanding:
Basic	7,087,785	3,854,145
Diluted	7,315,224	4,139,585

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Cash Flows

	For the three	For the three
	months ended	months ended
	March 31, 2006	March 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,930,941	$2,018,406
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,591,712	2,187,754
Amortization of deferred charges	81,909	32,888
Gain on fair value of marketable securities	(125,576)	(19,202)
Gain on fair value of interest rate swaps	(883,029)	-

Changes in assets and liabilities:
Decrease in trade accounts receivable	557,123	4,549,257
(Increase) decrease in inventories	(654,161)	245,387
Decrease in prepaid expenses and other assets	488,845	155,500
(Decrease) increase in accounts payable	(1,032,000)	121,746
Increase in accrued liabilities	1,244,982	1,145,082
Increase in accrued interest	87,751	286,867
Increase in deferred income	339,046	1,186,695
Increase in other liabilities	232,574	97,604
Payments for special surveys	(536,719)	(1,967,697)
Total adjustments	3,392,457	8,021,881
Net cash provided by operating activities	12,323,398	10,040,287

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(3,640,000)	(110,200,000)
Investment in Nordan OBO II	(13,179,643)	-
Increase in marketable securities	218,284	-
Equity in income of Nordan OBO II	(431,810)
Net cash used in investing activities	(17,033,169)	(110,200,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(56,926)	(864,372)
Mortgage proceeds	-	102,000,000
Purchase of treasury stock	(39,994)	-
Issuance of treasury shares	37,705	61,540
Payments of mortgage principal	(9,163,000)	(2,700,000)
Net cash provided by financing activities	(9,222,215)	98,497,168

Net decrease in cash and cash equivalents	(13,931,986)	(1,662,545)
Cash and cash equivalents, beginning of period	60,827,651	12,063,022
Cash and cash equivalents, end of period	$46,895,665	$10,400,477